

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

September 27, 2017

Adrian Bartella
Chief Financial Officer
Hudson Ltd.
4 New Square, Bedfont Lakes
Feltham, Middlesex TW 14 8HA
United Kingdom

> **Re:** **Hudson Ltd.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 28, 2017**
> **CIK No. 0001714368**

Dear Mr. Bartella:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Trends, page 7

1. We note you make statistical, qualitative and comparative statements in your prospectus, only some of which are attributed to third-party sources. For example, you state that North American passenger volumes are predicted to surpass 2.0 billion by 2019 and grow at a 3% compound annual growth rate between 2016 and 2025, however, you do not disclose the source of this information. You also reference average dwell times at airports provided in the 2016 Airport Council International North America Concessions Benchmarking Survey. Please ensure that you disclose the source of this information and provide us with copies of any such source materials appropriately marked to highlight the

section(s) relied upon in making such statements. Please also tell us whether the reports are publicly available without cost or at a nominal expense to investors.

Risk Factors

We are dependent on our local partners, page 17

2. Here or in an appropriate place in your disclosure, clarify whether a material portion of your concessions gives the local partners majority control over the operation of that concession. Please also clarify what dictates the rights and obligations you and your local partner have with respect to the operations or concessions in which you have partnered; in this regard you mention "companies" here and "associations and partnerships" elsewhere.

Conflicts of Interest may arise between us and our principal shareholder…, page 26

3. Tell us the purpose of Class A common shares "consenting" to the provisions of your bye-laws that you mention here, as well as on page 82.

Our Bye-laws restrict shareholders from bringing legal action against our officers and directors, page 30

4. We note that your bye-laws provide that shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of your directors or officers. Tell us how this waiver is consistent with Section 14 of the Securities Act.

Capitalization, page 37

5. We note you are presenting the actual capitalization of Hudson Ltd. at incorporation. In order to make this table more meaningful to your investors, please also present the actual capitalization of your predecessor, Hudson Group.

Selected Financial and Other Information, page 39

6. We note the introductory paragraph above this table refers to the combined financial statements appearing elsewhere in this prospectus. Please revise your disclosure to clarify that the combined financial statements are your predecessor's financial statements.

7. Please present net assets, capital stock (excluding long term debt and redeemable preferred stock) and number of shares as adjusted to reflect changes in capital. Please also consider disclosing the amount of dividends paid to non-controlling interests as we believe this is useful information to your investors. Refer to Item 4 of Form F-1 and Item 3.A. of Form 20-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

8. We note that your concession agreements generally provide for a minimum annual guaranteed payment payable regardless of the amount of sales at the concession and that the majority of your concession agreements provide for a MAG that is either a fixed dollar amount or an amount that is variable. With a view to understanding how these provisions have historically impacted your results, please disclose whether these provisions have had a material impact upon your results of operations. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Overview, page 41

9. We note that you operated 971 stores as of June 30, 2017. Please tell us how many stores' concession agreements are up for renewal in the 12 month period following June 30, 2017. If the loss of such stores could have a material unfavorable impact on your results, tell us how you determined disclosure about this uncertainty was not required under Item 303(a)(3)(ii) of Regulation S-K.

Results of Operations, page 45

10. We note your gross profit margin remained stable from 2014 to 2016, and there is little analysis of your cost of sales or gross profit for these periods. Please tell us why it appears the acquisition of World Duty Free Group ("WDF") in 2015 had no impact on your gross profit margin, despite having a significant impact on other line items on your income statement. Also tell us how you considered whether there are any factors influencing your cost of sales or gross profit margins during these periods that may offset each other and whether such factors would be important to disclose to your investors.

11. We note your analysis of income tax benefit/expense at the top of page 49. Please explain to us in greater detail why you recorded a significant increase in your deferred tax assets and a corresponding income tax benefit in 2016 related to the integration of WDF into Hudson. Also tell us why such deferred tax assets were not recognized in the year you acquired WDF, which was 2015. Please revise your disclosure here and in an appropriate location in the footnotes to your financial statements to better explain this matter to your investors.

Contractual Obligations and Commitments, page 53

12. It appears the cash interest payments on your long-term debt obligations may represent a material contractual obligation. Because this table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table or disclosed in the footnotes using the same time frames stipulated in the table. Please also disclose any

assumptions you made to derive these amounts. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. Refer to Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350.

13. Since certain concession arrangements include a variable component as well as MAG payments, please include a footnote discussing the variable component and the historical amounts paid for the each of the financial statement periods presented. Given the materiality of your concession arrangements, we believe historic concession fee amounts provide your investors with insightful information about your future cash requirements.

Potential Changes to Our Remuneration Structure Contingent upon the Consummation of this Offering

New Equity Incentive Award Plan, page 73

14. Please confirm that you will file your Equity Incentive Award Plan as an exhibit to this prospectus. Please refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Financial Statements

15. We note you will enter into a series of new agreements with Dufry AG ("Dufry") in connection with the offering, including agreements that provide for the licensing of brands, the provisions of franchise services, the supply of goods, and debt agreements. Please tell us how you considered presenting pro forma financial statements and earnings per share pursuant to SAB Topic 1.B.2 and Article 11 of Regulation S-X. As part of your response, please provide us with your analysis of whether and how each new agreement meets the criteria in Rule 11-02(b)(6) of Regulation S-X.

16. Please tell us how you considered presenting stand-alone financial statements of Hudson Ltd. and how you concluded that they are not required in your registration statement.

Combined Financial Statements of Hudson Group for the Three Years Ended December 31, 2016

Combined Statements of Financial Position, page F-4

17. We note that your combined statements of financial position and Note 29 indicate that your financial debt due to Dufry of $475.2 million is a non-current liability. However, your contractual obligations and commitments table on page 53 indicates that $9.5 million of the financial debt due to Dufry is due in less than one year. Please tell us why this $9.5 million is not presented as a current liability in your financial statements. Please also revise the footnotes to your financial statements to better disclose the terms of the loans from Dufry.

Combined Statement of Cash Flows, page F-6

18. We note your line item for business combinations, net of cash. Please tell us how the cash outflow in 2014 reconciles to your disclosures in Note 6 concerning the acquisition of The Nuance Group ("TNG").

Notes to Combined Financial Statements

2. Accounting Policies

2.1 Basis of Preparation, page F-7

19. You state that the Hudson Group has not operated as an independent group of companies and that the combined financial statements may therefore not be indicative of the financial position and performance that would have been achieved had Hudson Group operated as an independent group of companies. Please disclose the allocation method used for expenses incurred by Dufry on your behalf. Please also disclose, if true, that you believe the allocation method used is reasonable. To the extent that expenses on stand-alone basis are estimable and are materially different than the expenses allocated by Dufry, please disclose what the cost would have been if you were not affiliated with Dufry. Finally, please specifically address income taxes and either confirm that your income tax provision is based on a separate return basis or present a pro forma income statement for the most recent year and interim period reflecting a tax provision calculated on a separate return basis. Refer to SAB Topic 1.B.1.

2.3 Summary of Significant Accounting Policies, page F-8

20. We note your revenue recognition accounting policy on page F-9. Based on disclosures elsewhere in your filing, it appears that in addition to operating proprietary branded stores, you also operate third-party branded specialty stores and quick-service food outlets. We have the following comments:

- You state on page 65 that you operate the specialty branded stores "directly." Please tell us in more detail the terms of the contracts with third parties to operate these specialty branded stores. As part of your response, tell us the extent to which you control the inventory sold in these stores, the extent to which you have other significant decision-making rights about these stores, and the extent to which you are acting as an agent selling these products on behalf of the third party. Based on your response, tell us how your current revenue recognition policy addresses the revenue generated from these stores.

- You state on page 65 that you operate stand-alone quick service food and beverage outlets under franchise agreements. Please tell us in more detail the terms of the contracts with the franchisors. As part of your response, tell us the

> extent to which you control the inventory sold in these stores, the extent to which you have other significant decision-making rights about these stores, and the extent to which you are acting as an agent selling these products on behalf of the third party. Based on your response, tell us how your current revenue recognition policy addresses the revenue generated from these stores.

- You state on page 64 that you operate travel convenience and quick-service coffee combination stores, and it appears the quick-service coffee portion of these stores is operated under a third party brand. Please tell us in more detail the terms of the contracts with the third party brand in this circumstance. As part of your response, tell us the extent to which you control the inventory sold in the quick-service coffee portion of these stores, the extent to which you have other significant decision-making rights about the quick-service coffee portion of these stores, and the extent to which you are acting as an agent selling these products on behalf of the third party. Based on your response, tell us how your current revenue recognition policy addresses the revenue generated from these stores.

4. New and Revised Standards and Interpretations Issued but Not Yet Adopted/Effective, page F-15

21. We note your discussion of IFRS 15 at the top of page F-16. Please tell us in detail and revise your disclosure to clarify to your investors why you state you do not have customer contracts, or remove this statement if appropriate.

6. Acquisitions of Businesses and Transactions with Non-Controlling Interests, page F-17

22. We note your disclosures relate to the portion of WDF and TNG located in the USA or Canada. Please tell us if the identifiable net assets of the US and Canadian businesses were valued separately from the remainder of WDF and TNG. If not, tell us how you determined the fair value of the identifiable net assets for the US and Canadian businesses. Also tell us how you determined the portion of the total purchase price paid by Dufry that should be allocated to the US and Canadian businesses.

19. Intangible Assets, page F-27

23. Please tell us whether all of your capitalized intangible concession rights were acquired through acquisition or if portions were capitalized through a public tender process, competitive bid process, contract negotiations or other method. To the extent you have concession rights capitalized outside of acquisitions, please tell us the amount capitalized and your basis in IFRS for capitalization. Furthermore, please confirm to us that you perform impairment testing on each individual concession right, or tell us how they are grouped for impairment testing and provide the basis in IFRS for your approach.

19.1.1 Impairment Test of Goodwill, page F-27

24. It appears that the vast majority of your goodwill is allocated to the Hudson Group cash generating unit ("CGU"). Please tell us in detail how you determined the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets, and tell us each of the CGUs that this process identified. Also tell us which of your businesses comprise the Hudson Group CGU and why you allocated the majority of goodwill to this CGU. If the Hudson Group CGU includes the businesses acquired from WDF and TNG, please explain to us why these acquired businesses are not each a separate CGU.

28. Information on Companies with Non-Controlling Interests, page F-33

25. We note that you pay dividends to non-controlling interests in amounts that generally correspond to the net income allocated to them. Please address the following:

- Please disclose the expenses that are shared with non-controlling interests and the expenses that are not allocated to them.

- Please tell us in detail how net income is allocated to non-controlling interests and the basis for your allocation methodology.

- Please disclose whether you are required to distribute quarterly earnings to the non-controlling interests or whether distributions are discretionary in nature.

You may contact Yong Kim, Staff Accountant, at (202)551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202)551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Attorney Advisor, at (202)551-6521 or me at (202)551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: John B. Meade, Davis Polk & Wardwell LLP